Exhibit 12.1

STATEMENTS REGARDING COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three	Nine
	Months	Months
	Ended	Ended
	September 30,	September 30,		Year Ended December 31,
(In thousands)	2011	2011	2010	2009	2008	2007	2006

Earnings:
Income (loss) from continuing operations before income taxes	$(18,316)	$(69,302)	$(18,260)	$34,293	$19,318	$40,129	$40,755
Fixed charges excluding interest from securities operations	10,706	31,623	33,310	12,535	5,911	5,193	4,420

Subtotal	(7,610)	(37,679)	15,050	46,828	25,229	45,322	45,175
Interest expense from securities operations	6,759	24,012	22,269	34,279	90,699	140,077	89,429

Total	$(851)	$(13,667)	$37,319	$81,107	$115,928	$185,399	$134,604

Fixed charges:
Interest expense on long-term debt	$10,029	$29,527	$30,829	$10,344	$3,854	$2,894	$2,951
Interest factor in rents and other interest-bearing liabilities	677	2,096	2,481	2,191	2,057	2,299	1,469

Subtotal	10,706	31,623	33,310	12,535	5,911	5,193	4,420
Interest expense from securities operations	6,759	24,012	22,269	34,279	90,699	140,077	89,429

Total	$17,465	$55,635	$55,579	$46,814	$96,610	$145,270	$93,849

Ratio of earnings to fixed charges:
Including interest expense from securities operations	(a )	(a )	0.7	1.7	1.2	1.3	1.4
Excluding interest expense from securities operations	(b )	(b )	0.5	3.7	4.38	8.7	10.2

(a)	Earnings were inadequate to cover fixed charges by $.9 million and $13.7 million for the three and nine months ended September 30, 2011.

(b)	Earnings were inadequate to cover fixed charges excluding interest expense from securities operations by $7.6 million and $37.7 million for the three and nine months ended September 30, 2011.